State of Delaware
Secretary of State
Division of Corporations
Delivered 08:47 AM 10/18/2022
FILED 08:47 AM 10/18/2022
SR 20223793615 - File Number 7089290

STATE *of* DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE *of* FORMATION

FIRST
Name

The name of the limited liability company is:
Staymenity LLC

SECOND
Registered Agent

The address of its registered office in the State of Delaware is
8 The Green, Suite A in the City of Dover. Zip code 19901.

The name of its registered agent at such address is
A Registered Agent, Inc.

THIRD
Duration

The duration of the limited liability company shall be perpetual.

FOURTH
Purpose

The purpose for which the company is organized is to conduct any and all lawful business for which Limited Liability Companies can be organized pursuant to Delaware statute.

In Witness Whereof, the undersigned have executed this Certificate of Formation this 18th day of October, 2022.

By: Pat Brickhouse

Authorized Person

Name: Patrick Brickhouse